FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.
(Registrant)

Date April 25, 2005	By:	/s/ Douglas A. Ball

Douglas A. Ball
Chief Financial Officer

2004 Annual Report

Profile

Oncolytics Biotech Inc. (Oncolytics) is developing oncolytic viruses as potential therapeutics for a wide variety of human cancers. Oncolytics is currently conducting human clinical studies with REOLYSIN®, its proprietary formulation of the reovirus.

Oncolytics trades on the Toronto Stock Exchange (symbol ONC) and on the NASDAQ small cap market (symbol ONCY).

Annual General Meeting

The Annual General Meeting of the Shareholders will be held at the Calgary Science Centre, Discovery Dome 701 – 11 Street SW, Calgary, Alberta at 4:00 PM on Wednesday, May 25, 2005.

Letter to Shareholders

During 2004, we advanced the development of REOLYSIN® in a number of important areas. These include advances in our preclinical and clinical trial programs, and expansion of our intellectual property position. We were also successful in expanding our Board of Directors, and concluding a number of transactions that have added to our financial resources.

Pre-Clinical Program Advancements

In 2004, we successfully initiated and expanded preclinical research examining the use of REOLYSIN® in combination with radiotherapy and existing chemotherapeutics. Initial results on chemotherapy/REOLYSIN® combination therapy were presented by Dr. Scott Wadler at the 16th EORTC-NCI-AACR 2004 Symposium on Molecular Targets and Cancer Therapeutics, and demonstrated REOLYSIN® enhances the cytotoxicity of certain chemotherapeutic agents. This work is continuing and will be expanded in 2005.This will aid us in determining which combination therapies to target for clinical studies. In animal models radiation therapy used in combination with REOLYSIN® was demonstrated to have more effect than either agent by itself. This preclinical work has led to a radiation/REOLYSIN® co-therapy clinical study.

Clinical Program Advancements

In February 2004, Oncolytics received approval to initiate a Phase I dose-escalation study in the U.K. to investigate the systemic delivery of REOLYSIN® as a treatment for patients with a variety of advanced or metastatic solid tumours. This U.K. trial is expected to enroll up to 40 patients, depending on the number of dose levels tested. The objective is to determine if there is a maximum tolerated dose or dose-limiting toxicity with systemic administration, as well as to evaluate viral replication, immune response to the virus and any evidence of anti-tumour activity. Once a maximum tolerated dose is identified, an additional group of patients will be treated at this dose. Patient treatment began in May 2004 and continues.

Oncolytics also released the final results of its technical clinical study which was designed to evaluate the efficacy and safety of REOLYSIN® for the treatment of T2 prostate cancer. The data revealed clear histopathological evidence of apoptotic tumour cell death, one measure of viral activity, in four of the six patients. In a fifth patient, the PSA level dropped by 53% and the prostate gland shrank by 67%. This data was helpful in gaining approval to begin our systemic administration study in the U.K.

In February 2005, Oncolytics received approval to initiate a Phase I dose-escalation study in the U.K. to investigate local delivery of REOLYSIN® combined with two different radiation dosages/schedules as a treatment for patients with advanced or metastatic solid tumours. This U.K. trial is expected to enroll up to 30 patients depending on the number of dose levels tested. The objective is to determine if there is a maximum tolerated dose or dose-limiting toxicity, as well as to evaluate viral replication,

Management is pleased with the progress made in the last year, and is optimistic about the development of REOLYSIN® as a therapy for human cancers.

immune response to the virus and any evidence of anti-tumour activity. Once a maximum tolerated dose is identified, an additional group of patients will be treated at this dose.

Also in February 2005, Oncolytics received clearance from the U.S. Food and Drug Administration (FDA) to begin a Phase I/II clinical trial to investigate the use of REOLYSIN® to treat patients with recurrent malignant gliomas. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®, as well as to evaluate viral replication, immune response and any evidence of anti-tumour activity. The enrolment in this study is expected to be up to 30 evaluable patients. As with our combination radiation study, an additional group of patients will be treated at the maximum tolerated dose once it is identified.

Intellectual Property

In 2004, the Company secured three additional U.S. patents, bringing our total to 13 U.S. and one European patents issued. Two of the new patents add to previous coverage in the area of manufacturing, while the third covers recombinant reovirus for treatment of cancer and other non-cancer cellular proliferative diseases such as neurofibromatosis. As new data emerges from our preclinical and clinical studies, we continue to explore and protect new uses for REOLYSIN®.

Additions to Board of Directors

The Company welcomed Mr. Jim Dinning, Chairman of Western Financial Group, and J. Mark Lievonen, President of Sanofi Pasteur Limited,as independent members of our Board of Directors in 2004. Together, they represent decades of pharmaceutical,business and government experience that is expected to assist the Company as it advances its development of REOLYSIN®. We also bade farewell to Mr. George Masters, who did not stand for re-election to the Board at the AGM held in May. We would like to thank Mr. Masters for his valuable contributions to the Company.

Financial Resources

Through two separate financings and the exercise of warrants and options, Oncolytics added approximately $23.5 million to its financial reserves. With the current and expected expansion of our current human clinical program in the next year, our year-end cash reserves are estimated to carry the Company through 2007.

Looking Ahead

Management is pleased with the progress made in the last year, and is optimistic about the development of REOLYSIN® as a therapy for human cancers. We are looking forward to advancing its development through 2005. On behalf of our Board of Directors and the staff at Oncolytics, we would like to thank you for your encouragement and support.

Brad Thompson, Ph.D. Chairman, President and CEO	March 2, 2005

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

March 2, 2005

The following information should be read in conjunction with the Company’s 2004 audited financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Forward-Looking Statements

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic and the Company’s expectations as to the success of its research and development programs in 2005 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

Overview

Oncolytics Biotech Inc. is a Development Stage Company

Since its inception in April of 1998, Oncolytics Biotech Inc. (the “Company”) has been a development stage company and has focused its research and development efforts on the development of REOLYSIN®, its potential cancer therapeutic. The Company has not been profitable since its inception and expects to continue to incur substantial losses from its research and development. The Company does not expect to generate significant revenues until, if and when, its cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that the Company will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a product for approval, the Company will rely upon its employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

On February 28, 2005, the Company announced that it had received clearance from the U.S. Food and Drug Administration (FDA) to begin a Phase I/II clinical trial to investigate the use of REOLYSIN® to treat patients with recurrent malignant gliomas.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by the Company.

Highlights

In 2004, the Company’s net loss was $12,956,119 compared to a net loss of $8,544,031 in 2003 and $6,091,486 in 2002. The increase in the Company’s net loss was due to an increase in research and development (“R&D”) activity as well as non-cash compensation expense. Cash used in operating activities in 2004 was $9,224,963 compared to $5,477,738 and $7,255,700 in 2003 and 2002 respectively.

During 2004, the Company received approval and commenced patient enrollment in a systemic (intravenous) delivery clinical trial in the United Kingdom (“U.K.”). In conjunction with this new trial, the Company provided a final update on the T2 prostate clinical study undertaken to provide technical information to support a systemic delivery clinical trial application. For manufacturing and related process development activity, the Company continued to focus on supplying its clinical trial and research programs with REOLYSIN® as well as the transfer of its manufacturing process to a U.K.-based supplier. Finally, the Company continued to incur expenses for research collaborations. In particular, animal model data was reported from the examination of the use of REOLYSIN® with radiation therapy and also with approved chemotherapeutics.

In 2004, the Company raised $23,495,961 through a private placement, a public offering and the exercise of warrants and options. In 2003, the Company raised $19,007,827 through three private placements, one public offering, exercises of warrants and options, and the sale of all of its investments in Transition Therapeutics Inc. (“TTH”) and a majority of its investment in BCY LifeSciences Inc. (“BCY”). As a result of these financing activities, the Company ended the year with cash and cash equivalents (including short-term investments) of $33,919,223 at December 31, 2004 (2003 — $20,752,735).

During 2004, the Company was granted three additional U.S. patents for a total of 13 U.S. patents and one European patent. The Company expended $958,809 in 2004 associated with its intellectual property compared to $1,045,869 in 2003.

Recent Developments

Recurrent Malignant Glioma Clinical Trial Study in the U.S.

On February 28, 2005, the Company announced that it had received clearance from the U.S. Food and Drug Administration (FDA) to begin a Phase I/II clinical trial to investigate the use of REOLYSIN® to treat patients with recurrent malignant gliomas.

This clinical trial is an open-label dose escalation Phase I/II study in which a single dose of REOLYSIN® will be administered by infusion to patients with recurrent malignant gliomas that are refractory to standard therapy. The administration involves the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN® will be administered or infused into the tumour mass and surrounding tissue using a pump. The primary objective of the study is to determine the maximum tolerated dose,dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of antitumour activity. The enrolment in this study is expected to be up to 30 evaluable patients in the dose escalation phase with up to an additional 14 patients added at the maximum tolerated dose.

REOLYSIN® in Combination with Radiation Therapy Clinical Trial Study in the U.K.

On February 18, 2005, the Company announced that it had received a letter of approval from the U.K. regulatory authorities (Medicines and Healthcare products Regulatory Agency or MHRA) for its Clinical Trial Application to begin a Phase I clinical trial to evaluate the feasibility, safety and anti-tumour effects of intratumoural administration of REOLYSIN® in combination with radiation in patients with advanced cancers.

The trial is a Phase I open-label, dose-escalation study of REOLYSIN® combined with two different radiation dosages/schedules. The enrolment in this study is expected to be approximately 30 evaluable patients, and will depend upon the number of dose levels tested. Up to an additional 15 patients will also be treated at the maximum tolerated dose. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Patients who have been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists will be eligible.

Accounting Policies

Critical Accounting Policies and Estimates

In preparing the Company’s financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of the Company’s research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Research and Development

The research and development costs of the Company are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. The Company’s development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), the Company has completed enrollment in a Phase I clinical study for REOLYSIN®, its product being developed for human use, is presently enrolling patients in a systemic (intravenous) delivery human clinical study, is also conducting a human clinical study for brain cancer, and is planning additional clinical studies. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, the Company’s development costs are expensed and not capitalized.

Capitalization and Amortization of Patent Costs

The Company treats third party costs incurred (primarily legal and registration costs) in the development of its Patent portfolio as limited-life intangible assets, and amortizes the costs related to these assets over the lesser of 17 years or their estimated useful life. The Company also reviews the valuation of its Patent costs for impairment when any events that might give rise to impairment are known to the Company. If there is an indication of impairment, the Company would assess the fair value of its Patents and would record a reduction if the fair value were less than the book value.

In capitalizing these costs, the Company is recognizing the inherent future benefit of Patents, not only in protection of its own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements. While Patent life is different in different jurisdictions it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, the Company has set a maximum of 17 years to amortize the costs from the date of issuance. The Company has then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued and, as a result, the Company has chosen to amortize the costs on a straight-line basis over ten years.

As the product to which the Patents relate is in the development stage, with commercial recognition and revenue potential highly uncertain, should the Company experience a significant failure in its clinical trial program or other areas of risk, then the value of the Patents could be in serious question, giving rise to a possible write-down or write-off of the asset.

In the event that the Company is successful in its product development and sale, or other parties enter into licensing agreements with the Company, then it is also possible that the Patents may have a life and value beyond the ten years assumed for the amortization policy.

In any event, the revision to any of these policies or estimates outlined above would impact losses but not impact cash flows.

Changes in Accounting Policy including Initial Adoption

Canadian GAAP — Financial Instruments

On January 27, 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new accounting standards CICA Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments, and CICA Section 3865, Hedges, affecting the accounting treatment for financial instruments. Under the new standards, all financial instruments are to be included on a company’s balance sheet (including derivatives) and initially measured, either at fair market value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost.

After initial recognition,the measurement of financial instruments will vary depending on the category of the financial instrument: financial assets held for trading, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. The standards have also introduced “other comprehensive income”, a new location for recognizing certain gains and losses. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner.

The effective date for this standard is for annual and interim periods in fiscal years beginning on or after October 1, 2006.

U.S.GAAP — Share Based Payment

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R); supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R); requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R); must be adopted no later than July 1, 2005.

The Company adopted the fair value based method of accounting for share-based payments effective January 1, 2003 using the “prospective method” described in FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Currently, the Company uses the Black Scholes model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R). The Company does not anticipate that adoption of Statement 123(R); will have a material impact on its results of operations or its financial position.

Fair Presentation

The Company prepares its financial statements in accordance with GAAP. As a result of complying with GAAP, the Company believes that the following should be mentioned in an effort to understand and fairly present its financial information:

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, the Company uses the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of its options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, the Company has concluded that Black Scholes is the appropriate option pricing model to use for its stock options at this time.

Black Scholes uses inputs in its calculation of fair value that requires the Company to make certain estimates and assumptions. For 2004, the Company used the following weighted average assumptions:

2004

Risk-free interest rate	2.83%
Expected hold period to exercise	2 years
Volatility in the price of the Company’s shares	71%
Dividend yield	zero

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of the Company’s shares is based on the quoted trading price. The Company assumes that weekly trading prices best reflects the Company’s trading price volatility. However, an entity can choose between daily, weekly, monthly or quarterly trading prices in the volatility calculation. For example, based upon periods chosen, if the Company were to use daily trading prices, volatility would increase 31%, resulting in an option value increase of 25% from that calculated from the stated volatility. If the Company were to use monthly trading prices over the same period, volatility would increase 11%, resulting in an option value increase of 8%. Also, volatility would change based on the period chosen and the frequency of price points chosen.

The Model also uses an expected hold period to exercise in its calculation of fair value. The Company, when estimating the expected hold period to exercise takes into consideration past history, the current trading price and volatility of the Company’s common shares and has concluded that 2 years is an appropriate estimate. However, the Company’s options have a 10 year life and given the fluctuations in its stock price the expected hold period could be different. If the hold period was to increase 1 year, there would have been a 20% increase in the Company’s stock based compensation expense.

Consequently, in complying with GAAP and selecting what the Company believes are the most appropriate assumptions under the circumstances, the Company has increased its reported non-cash employee stock based compensation expense for the year by $2,537,088. However, given the above discussion this expense could be increased between 8% — 25% and still be in accordance with GAAP.

Warrant Values

During 2004 the Company continued to raise cash through the issue of units. Typically, each unit consisted of one common share and a fraction of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 36 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. For the Company, the fair value of its common shares is established based on trading on stock exchanges in Canada and the U.S. However as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

For reasons discussed above under “Stock Based Compensation,” the Model can produce a wide range of calculated values for the Company’s warrants.

Initial Value of the Company’s Intellectual Property

The Company was acquired by SYNSORB Biotech Inc. (“SYNSORB”) in 1999. At that time, SYNSORB purchased all of the share capital of the Company for $2,500,000 and subsequently applied “push down” accounting and revalued the Company’s assets. As the only asset owned by the Company was its intellectual property, the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment permitted under GAAP, increased the value of the Company’s assets and shareholders’ equity. As of December 31, 2004, the net book value of the Company’s original intellectual property was $1,083,333. Consequently, without the application of push down accounting applied to the Company by SYNSORB the value of the Company’s intellectual property and shareholders’ equity would be $1,083,333 lower than presented in the 2004 audited financial statements.

Selected Annual Information

	$2004	2003	2002

Revenues (1)	699,757	313,305	208,867
Net loss (2), (3), (5)	12,956,119	8,544,031	6,091,486
Basic and diluted loss per share(2), (3), (5), (6)	0.45	0.35	0.30
Total assets (4), (6)	39,488,641	26,050,600	17,968,254
Total long term financial liabilities (7)	150,000	150,000	150,000
Cash dividends declared per share (8)	Nil	Nil	Nil

Notes:

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share for 2004 is a net gain (net loss) from sale of investments of $34,185 (2003 — ($1,892,232); 2002 — $nil).

(3)	Included in net loss and net loss per share for 2002 is a future income tax recovery of $647,618 (2004 and 2003 — $nil).

(4)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2004.

(5)	Included in net loss and net loss per share is stock based compensation expense of $2,668,570 (2003 — $996,707, and 2002 — $32,718)

(6)	The Company issued 4,685,775 common shares for cash proceeds of $23,495,961 in 2004 (2003 — 5,062,978 common shares for $16,004,981; 2002 — 1,040,000 common shares for $1,803,877). In addition, 21,459 common shares were issued in 2004 as partial consideration for the cancellation of a portion of the Company’s contingent payments (see note 9 to the audited financial statements for 2004). In 2002, the Company issued 1,913,889 commons shares as consideration for the acquisition of the Company’s investment in Transition Therapeutics Inc. with an ascribed value of $4,689,028.

(7)	The long-term debt recorded in 2003, 2002 and 2001 represents repayable loans from the Alberta Heritage Foundation.

(8)	The Company has not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year ended December 31, 2004 was $12,956,119 compared to $8,544,031 and $6,091,486 for 2003 and 2002, respectively.

Research and Development Expenses (“R&D”)

	$2004	2003	2002

Manufacturing and related process development expenses	3,835,685	1,328,480	1,892,517
Clinical trial expenses	799,990	130,034	504,260
Pre-clinical trial expenses and collaborations	824,889	322,060	663,012
Cancellation of contingent payment obligation	400,000	—	—
Quebec scientific research and experimental development refund	(21,436)	(255,905)	—
Other R&D expenses	1,268,870	1,294,293	1,191,236

Research and development expenses	7,107,998	2,818,962	4,251,025

In 2004, R&D was $7,107,998 compared to $2,818,962 and $4,251,025 in 2003 and 2002 respectively.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing expenses and process development. Production manufacturing expenses include third party direct manufacturing costs, quality control testing, and vial fill costs. Process development expenses include costs associated with studies that examine components of the Company’s manufacturing process and costs associated with the creation of master and working viral and cell banks.

	$2004	2003	2002

Product manufacturing expenses	2,179,387	924,456	761,359
Technology transfer expenses	656,346	—	—
Process development expenses	999,952	404,024	1,131,158

Manufacturing and related process development expenses	3,835,685	1,328,480	1,892,517

In 2004, the Company incurred production costs of $2,179,387 compared to $924,456 and $761,359 in 2003 and 2002 respectively. The increase in production activity is a result of the need to supply the Company’s existing and planned clinical trial programs and its other research activity (see Clinical Trial Program).

At the beginning of 2004, the Company entered into a manufacturing contract with a U.K.-based supplier and incurred technology transfer costs of $656,346 associated with this contract throughout the year. This technology transfer was completed in the fourth quarter of 2004.

In 2004, the Company incurred process development expenses of $999,952 compared to $404,024 and $1,131,158 in 2003 and 2002 respectively. In 2002, the Company incurred process development expenses as it created a manufacturing process that should comply with cGMP manufacturing regulatory guidelines and should be scaleable to a commercial level. In 2003, the Company’s process development activity related to the establishment of an independent supply of its master and working viral and cell banks. These banks provide the foundation of the Company’s manufacturing process. Finally in 2004, the Company’s process development activity continued to focus on the master and working viral and cell banks as well as including studies that examined ways to continue to improve the Company’s manufacturing process (in particular the virus yield).

At the beginning of 2004, the Company received authorization to commence a systemic (intravenous) delivery trial in the U.K. and enrolled the first patient in May 2004.

In 2005, the Company expects to expand its clinical trial program to include other applications and other jurisdictions.

In 2005, the Company expects that it will continue to produce REOLYSIN® and that a majority of its M&P expenses will relate directly to manufacturing. Also, future manufacturing costs may be impacted by the need to supply additional clinical trials to be run by the Company as well as by the U.S. National Cancer Institute and to continue to supply future pre-clinical trial studies and research collaborations. In addition, with respect to process development expenses, the Company expects to incur these types of costs as it continues to examine ways to improve its manufacturing process.

Clinical Trial Program

Clinical trial expenses include those costs associated with the Company’s clinical trial program in the U.K. and Canada as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient costs, CRO expenses, clinical trial site costs and other costs associated with the Company’s clinical trial program.

	$2004	2003	2002

Direct clinical trial expenses	649,405	64,559	504,260
Other clinical trial expenses	150,585	65,475	—

Clinical trial expenses	799,990	130,034	504,260

In 2004, the Company incurred costs directly associated with ongoing clinical trials of $649,405 compared to $64,559 and $504,260 in 2003 and 2002 respectively.

At the beginning of 2004, the Company received authorization to commence a systemic (intravenous) delivery trial in the U.K. and enrolled the first patient in May 2004. The Company continued to enroll patients throughout 2004 and also opened up a second clinical trial site in the latter part of the year. In Canada, the Company continued to enroll patients in its malignant glioma study. Finally, with respect to the Company’s Canadian T2 prostate cancer trial, the final update was provided in February 2004.

In 2002, the Company incurred clinical trial expenses associated with the malignant glioma and T2 prostate trials that were actively enrolling patients. In 2003, patient enrollment for these trials was temporarily postponed causing the decrease in direct clinical trial expenses.

In 2005, the Company expects to expand its clinical trial program to include other applications and other jurisdictions. If the Company’s clinical trial program expands, it expects to incur additional clinical trial costs. Also, in accordance with the Company’s agreement with the U.S. National Cancer Institute, the Company will provide REOLYSIN® to the NCI as the NCI and the Company together determine when and which clinical trials will be carried out.

Pre-Clinical Trial Expenses and Research Collaborations

Pre-clinical trial expenses include toxicology studies and are incurred by the Company in support of expanding its clinical trial program into other jurisdictions and other applications. Research collaborations are intended to expand the Company’s intellectual property related to reovirus and other viruses and identify potential licensing opportunities arising from the Company’s technology base.

In 2004 the Company continued to enter into collaborations with universities and research hospitals in Europe and the U.S. In 2004, data from the Company’s collaboration examining the use of REOLYSIN® with approved chemotherapeutics in animal models was presented.

	$2004	2003	2002

Research collaboration expenses	262,910	120,026	—
Pre-clinical trial expenses	561,979	202,034	663,012

Pre-clinical trial expenses and research collaborations	824,889	322,060	663,012

In 2004, the Company’s research collaboration expenses increased to $262,910 from $120,026 in 2003. In 2004 the Company continued to enter into collaborations with universities and research hospitals in Europe and the U.S. In 2004, data from the Company’s collaboration examining the use of REOLYSIN® with approved chemotherapeutics in animal models was presented.

In 2004, the Company incurred pre-clinical trial expenses of $561,979 compared to $202,034 and $663,012 in 2003 and 2002 respectively. The increase in pre-clinical trial expenses in 2004 related to toxicology and equivalency studies that were performed in 2004 but not in 2003. In 2002, pre-clinical toxicology studies were also performed. The frequency of these types of studies change from year to year as the Company moves through its clinical trial program. Pre-clinical trial expenses are expected to continue as the Company moves into different jurisdictions and different types of clinical trials.

Cancellation of Contingent Payment Obligation

On September 23, 2004, the Company reached an agreement that cancelled a portion of its future contingent obligation to one of its non-management founding shareholders for consideration of $400,000. The consideration paid included cash of $250,000 and non-cash consideration of 21,459 common shares valued at $150,000 and was recorded as additional research and development expense. The value of the common shares was based on the September 23, 2004 closing price of $6.99. As a result, the Company’s future contingent payment obligations have been reduced to 11.75% (formerly in 2003 — 14.25% and 2002 — 20%) of payments received associated with a partnership or other arrangement for development. Similarly, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payment referred to in the foregoing sentence has been amended to a royalty payment of 2.35% (formerly in 2003 — 2.85% and 2002 — 4%) of Net Sales received by the Company for such products.

Other R&D Expenses

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

In 2004, the Company incurred other R&D expenses of $1,268,871 compared to $1,294,291 and $1,191,236 in 2003 and 2002 respectively. These costs have remained consistent over the past three years as there has been no significant change in the costs associated with the Company’s R&D employees and consultants. The Company expects these cost will remain relatively constant in 2005.

Operating Expenses

	$2004	2003	2002

Public company related expenses	1,910,611	1,633,849	1,374,172
Office expenses	893,058	815,629	728,698

Operating expenses	2,803,669	2,449,478	2,102,870

In 2004, the Company incurred operating expenses of $2,803,669 compared to $2,449,478 and $2,102,870 in 2003 and 2002 respectively. The reason for the change is as follows:

Public Company Related Expenses

Public company related expenses include costs associated with investor relations activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to the Company’s two stock listings. In 2004, the Company incurred public company related expenses of $1,910,611 compared to $1,633,849 and $1,374,172 in 2003 and 2002 respectively. The increase in 2003 and 2004 relates to the rising cost of directors’ and officers’ liability insurance which has increased due to general market conditions for companies with a US stock listing. As well, investor relation expenses increased compared to 2003 and 2002 due to the Company’s shareholder base that has expanded to include US and European shareholders.

Office Expenses

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2004, the Company incurred office expenses of $893,058 compared to $815,629 and $728,698 for 2003 and 2002 respectively. The increase in office expenses in 2004 and 2003 relate to office rent expense and compensation costs associated with increased staff levels.

Stock Based Compensation

	$2004	2003	2002

Stock based compensation	2,668,570	996,707	32,718

Non-cash stock based compensation recorded for 2004 increased to $2,668,570 compared to $966,707 and $32,718 for 2003 and 2002 respectively associated with the granting of stock options to its employees, directors, and certain consultants.

Foreign Exchange Loss (Gain)

	$2004	2003	2002

Foreign exchange loss (gain)	358,068	2,881	(598)

The Company acquires investments in foreign currency to pay for anticipated expenses that are to be incurred in the United States (“U.S.”) and the United Kingdom (“U.K.”). As a result of recent movements in the U.S. and U.K. exchange rates the Company recorded a non-cash loss of $358,068 for the year ending December 31, 2004. In 2003 and 2002, the Company’s foreign exchange exposure was limited to the U.S. dollar.

Sale of Investments

	$2004	2003	2002

Gain on partial sale of investment in BCY LifeSciences Inc.	(34,185)	(264,453)	—
Loss on sale of investment in Transition Therapeutics Inc.	—	2,156,685	—

Net (gain) loss from sale of investments	(34,185)	1,892,232	—

BCY LifeSciences Inc. (“BCY”)

In 2004, the Company sold 697,945 (2003 — 1,496,500) common shares of BCY for net cash proceeds of $133,609 (2003 — $450,151). This resulted in an accounting gain of $47,002 (2003 — $264,453). The cash outlay for its investment in BCY was $127,123.

The Company still owns 200,000 common shares of BCY that are currently in escrow and are scheduled to be released in 2005 and 2006. In the third quarter of 2004, the Company recorded a write down of $12,817 against its remaining ownership in BCY to reflect the investment’s market value (as estimated based on its remaining investment in BCY) at that time. As at December 31, 2004, the market value of the Company’s remaining BCY common shares approximates the current book value of $12,000.

Transition Therapeutics Inc. (“TTH”)

In 2003, the Company sold 6,890,000 common shares of TTH for net cash proceeds of $2,552,695. As a result of the sale, an accounting loss of $2,156,685 was recorded. The Company’s cash expenses with respect to its investment in TTH were limited to acquisition legal costs of $20,352.

Commitments

As at December 31, 2004, the Company has committed to payments totaling $943,815 during 2005 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of the Company’s normal course of business.

Subsequent to 2004, the Company has entered into another research and development agreement and under this contract has committed to payments totaling $1,801,000.

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2004				2003
	Dec.	Sept.	June	March	Dec.	Sept.	June	March

Revenue (1)	205	194	183	117	127	102	41	43
Net loss (2), (5)	3,992	3,096	3,192	2,676	1,696	1,823	3,911	1,114
Basic and diluted loss per common share (2), (5)	$0.14	$0.11	$0.11	$0.10	$0.06	$0.07	$0.17	$0.05
Total assets (3), (6)	39,489	29,471	31,221	25,435	26,051	21,532	18,815	16,702
Total cash (4), (6)	33,919	23,806	25,522	20,298	20,753	15,843	13,486	6,887
Total long-term debt (7)	150	150	150	150	150	150	150	150
Cash dividends declared (8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share in March, June, September and December of 2004 is a gain (loss) on sale of investments of $47,648, ($646), ($12,817) and $nil, respectively (2003 — $nil, ($2,156,685), $nil, and $264,453, respectively).

(3)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2004.

(4)	Included in total cash are cash and cash equivalents plus short-term investments.

(5)	Included in net loss and loss per common share is stock based compensation of $5,426, $734,670, $48,878, and $1,870,596 for March, June, September, and December of 2004 respectively (2003 — $471, $68,318, $437,554 and $490,364).

(6)	The Company issued 4,685,775 common shares for cash proceeds of $23,495,961 in 2004 (2003 — 5,062,978 common shares for $16,004,981). In addition, 21,459 common shares were issued in September 2004 as partial consideration for the cancellation of a portion of the Company’s contingent payments (see note 9 to the audited financial statements for 2004).

(7)	The long-term debt recorded in 2004 and 2003 represents repayable loans from the Alberta Heritage Foundation.

(8)	The Company has not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2004 and 2003

	$2004	2003
	(unaudited)	(unaudited)

Interest income	204,941	126,697

Research and development expenses	1,425,286	767,053
Operating expenses	690,628	628,412
Stock based compensation	1,879,596	490,364
Foreign exchange loss (gain)	4,104	(6,781)
Amortization	197,280	175,033

	4,196,894	2,054,081

Loss before the following:	3,991,953	1,927,384
Gain on sale of investment in BCY	—	(264,453)

Loss before taxes	3,991,953	1,662,931
Capital tax	—	32,610

Net loss	3,991,953	1,695,541

Results of Operations

For the three month period ended December 31, 2004, the Company’s net loss increased to $3,991,953 compared to $1,695,541 for the three month period ended December 31, 2003. The reasons for the increase are as follows:

Research and Development Expenses (“R&D”)

	$2004	2003
	(unaudited)	(unaudited)

Manufacturing and related process development expenses (“M&P”)	492,388	215,885
Clinical trial expenses	366,852	73,331
Pre-clinical trial expenses and research collaborations	89,425	83,743
Other R&D expenses	476,621	394,094

Research and development expenses	1,425,286	767,053

The Company’s R&D expenses increased to $1,425,286 in the fourth quarter of 2004 compared to $767,053 for the fourth quarter of 2003.

During the fourth quarter of 2004, the Company’s M&P expenses were $492,388 compared to $215,885 in 2003. The increase in M&P expenses was a result of increased manufacturing activity in support of the Company’s clinical trial and research programs. During the fourth quarter of 2003, the Company’s M&P activity was focused on the development of the Company’s master and working viral and cell banks. The Company’s clinical trial expenses increased to $366,852 in the fourth quarter compared to $73,331 for the fourth quarter of 2003. The increase in the fourth quarter of 2004 relates to the continued patient enrollment and the addition of a second clinical trial site for its U.K. systemic (intravenous) delivery clinical trial.

Operating Expenses

	$2004	2003
	(unaudited)	(unaudited)

Public company related expenses	438,349	378,103
Office expenses	252,279	250,309

Operating expenses	690,628	628,412

The Company’s operating expenses for the fourth quarter of 2004 increased to $690,628 compared to $628,412 for the fourth quarter of 2003.

During the fourth quarter of 2004, the Company’s public company related expenses increased to $438,349 compared to $378,103 for the fourth quarter of 2003. This increase corresponds to an increase in investor relations activity in the fourth quarter of 2004 compared to the fourth quarter of 2003.

Stock Based Compensation

	$2004	2003

Stock based compensation	1,879,596	490,364

Non-cash stock based compensation recorded for the fourth quarter of 2004 increased to $1,879,596 compared to $490,364 for the fourth quarter of 2003 associated with the granting of stock options to its employees, directors, and certain consultants.

Financing Activities

During the fourth quarter of 2004, the Company received cash proceeds of $3,362,580 from the exercise of 840,645 previously issued warrants. These warrants related to the private placement entered into on June 19, 2003 and had an exercise price of $4.00.

On November 23, 2004, the Company closed a public offering whereby it issued 1,504,000 units at an issue price of $6.65 per unit for net cash proceeds of $9,150,902. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006.

On October 14, 2003, the Company closed a public offering whereby it issued 1,200,000 units for net cash proceeds of $5,459,399. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $6.25 and expires on April 14, 2005. In addition, the Company issued 120,000 broker warrants with an exercise price of $5.00 that expire on April 14, 2005.

Liquidity and Capital Resources

Liquidity

As at December 31, 2004, the Company had cash and cash equivalents (including short-term investments) and working capital positions of $33,919,223 and $33,268,097 respectively compared to $20,752,735 and $20,088,868 respectively for 2003. The increase in 2004 reflects the cash inflows from the one private placement, one public offering and the exercise of options and warrants that raised $23,495,961. Cash outflows during the year arose from research and development expenses, operational expenses, and intellectual property expenditures.

The Company desires to maintain adequate cash and short-term investment reserves to support its planned activities which include its clinical trial program, production manufacturing, and its intellectual property expansion and protection. The Company presently anticipates that its average cash usage for 2005 will be approximately $1,000,000 per month and its existing capital resources are adequate to fund its current plans for research and development activities well into 2007. Factors that will affect the Company’s anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply its clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.

In the event that the Company chooses to seek additional capital, the Company will look to fund additional capital requirements primarily through the issue of additional equity. The Company recognizes the challenges and uncertainty inherent in the capital markets and the potential difficulties it might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that the Company would have the ability to raise funds when required.

Capital Expenditures

The Company spent $958,809 on intellectual property in 2004 compared to $1,045,869 in 2003. The change in intellectual property expenditures reflects the timing of filing costs associated with its expanded patent base. As well, the Company has benefited from a stronger Canadian dollar as its patent costs are typically denominated in U.S. currency. The Company received three U.S. patents in 2004 bringing its total patents issued to 13 in the U.S. and one in Europe.

Contractual Obligations

The Company has the following contractual obligations as at December 31, 2004:

Contractual Obligations		Payments Due by Period
	$	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years

Long term debt (1)		150,000	—	—	—	150,000
Capital lease obligations		Nil	—	—	—	—
Operating leases (2)		188,479	133,044	55,435	—	—
Purchase obligations		943,815	943,815	—	—	—
Other long term obligations		Nil	—	—	—	—

Total contractual obligations		1,282,294	1,076,859	55,435	—	150,000

Notes:

(1)	The Company’s long term debt is a $150,000 loan from the Alberta Heritage Foundation. Repayments are required upon the realization of sales (see note 6 of the Company’s audited 2003 financial statements).

(2)	The Company’s operating leases are comprised of its office lease.

Subsequent to the year end, the Company entered into a toll manufacturing agreement that will increase the Company’s purchase obligations by $1,801,000 to $2,744,815. The combined purchase obligations include activities associated with the Company’s clinical trial and manufacturing programs and research collaborations. These purchase obligations are assumed to all occur in 2005.

The Company will fund its capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under its Investment Policy, the Company is permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. The Company has $21,510,707 invested under this policy and is currently earning interest at an effective rate of 2.26%.

Off-Balance Sheet Arrangements

As at December 31, 2004, the Company has not entered into any off-balance sheet arrangements.

Transactions With Related Parties

In 2004 and 2003 the Company did not enter into any related party transactions.

Financial Instruments and Other Instruments

The Company does not use financial derivatives or “other financial instruments”.

Risk Factors Affecting Future Performance

All of the Company’s potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. The Company is currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before the Company will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by the Company will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If the Company is unable to establish that REOLYSIN® is a safe, effective treatment for cancer, it may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by the Company will be affected by numerous factors beyond the Company’s control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

The Company’s product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of the Company’s products may require the development of new manufacturing technologies and expertise. The impact on the Company’s business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that the Company will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for the Company’s products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to its own pharmaceuticals, the Company may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in its customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. The Company cannot predict how long the necessary regulatory approvals will take or whether the Company’s customers will ever obtain such approval for their products. To the extent that the Company’s customers do not obtain the necessary regulatory approvals for marketing new products, the Company’s product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause the Company to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. The Company could face similar risks in these other jurisdictions, as the risks described above.

The Company’s operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by the Company will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of the Company’s customers may require the manufacturing facilities contracted by the Company to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by the Company fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. The Company may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Company or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

The Company is subject to regulation by governments in many jurisdictions and, if the Company does not comply with healthcare, drug, manufacturing and environmental regulations, among others, the Company’s existing and future operations may be curtailed, and the Company could be subject to liability.

In addition to the regulatory approval process, the Company may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

The Company’s products may fail or cause harm, subjecting the Company to product liability claims, which are uninsured.

The sale and use of products of the Company entail risk of product liability. The Company currently does not have any product liability insurance. There can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of the Company.

The Company’s technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company’s products obsolete, less competitive or less marketable. The process of developing the Company’s products is extremely complex and requires significant continuing development efforts and third party commitments. The Company’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect its business.

The Company may be unable to anticipate changes in its potential customer requirements that could make the Company’s existing technology obsolete. The Company’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company’s proprietary technology entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

The Company has no operating revenues and a history of losses.

To date, the Company has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flow or made an operating profit. As of December 31, 2004, the Company had an accumulated deficit of $38.0 million. The Company incurred net losses of $13.0 million, $8.5 million, and $6.1 million for the years ended December 31, 2004, 2003, and 2002, respectively. The Company anticipates that it will continue to incur significant losses during 2005 and in the foreseeable future. The Company will not reach profitability until after successful and profitable commercialization of one or more of its products. Even if one or more of its products are profitably commercialized, the initial losses incurred by the Company may never be recovered.

The Company may need additional financing in the future to fund the research and development of its products and to meet its ongoing capital requirements.

As of December 31, 2004, the Company had cash and cash equivalents (including short-term investments) of $33.9 million and working capital of approximately $33.3 million. The Company anticipates that it may need additional financing in the future to fund research and development and to meet its ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in its drug discovery and development programs, progress in its pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to the Company, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed product, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or product. There can be no assurance that the Company will be able to raise additional capital if its current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to the Company and may affect the ability of the Company to retain quality directors and officers.

The Company carries liability insurance on behalf of its directors and officers. Given a number of large director and office liability insurance claims in the U.S. equity markets, director and officer liability insurance is becoming increasingly more expensive with increased restrictions. Consequently, there is no assurance that the Company will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage may limit the Company’s ability to attract and maintain directors and officers as required to conduct its business.

The Company incurs some of its expenses in foreign currencies and therefore is exposed to foreign currency exchange rate fluctuations.

The Company incurs some of its manufacturing, clinical and consulting expenses in foreign currencies, primarily the U.S. dollar and the Great British pound (“GBP”). Over the past year the Canadian dollar has appreciated relative to the U.S. dollar and the GBP thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, the Company’s Canadian dollar equivalent costs will increase.

Also, as the Company expands to other foreign jurisdictions there may be an increase in its foreign exchange exposure.

The Company earns interest income on its excess cash reserves and is exposed to changes in interest rates.

The Company invests its excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income the Company earns will be directly impacted.

Other MD&A Requirements

The Company has 32,684,468 common shares outstanding at March 2, 2005. If all of the Company’s warrants and options were exercised the Company would have 38,576,386 common shares outstanding.

The Company’s 2004 Annual Information Form is available on www.sedar.com.

Management Report

In management’s opinion, the accompanying financial statements have been properly prepared within reasonable limits of materiality and within the framework of appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.

Management is responsible for the integrity of the financial statements. Financial statements generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements. Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial purposes.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review financial statements before they are presented to the Board of Directors for approval.

Brad Thompson, Ph.D. Chairman, President and C.E.O.	Doug Ball, C.A. Chief Financial Officer

Auditors’ Report

To the Shareholders of Oncolytics Biotech Inc.

We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31,2004 and for the cumulative period from inception on April 2,1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada February 11, 2005 [except note 20 which is as of February 21, 2005]	Ernst & Young LLP Chartered Accountants

Balance Sheets

As at December 31	$2004	2003

ASSETS
Current
Cash and cash equivalents	12,408,516	2,641,127
Short-term investments	21,510,707	18,111,608
Accounts receivable	47,767	64,224
Prepaid expenses	250,365	156,837

	34,217,355	20,973,796
Capital assets [note 4]	5,259,286	4,965,379
Investments [notes 6 and 7]	12,000	111,425

	39,488,641	26,050,600

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	949,258	884,928

Alberta Heritage Foundation loan [note 5]	150,000	150,000

Commitments and contingency [notes 8 and 9]
Shareholders’ Equity
Share Capital [note 10]
Authorized: unlimited
Issued: 31,915,496 [2003 — 27,208,262]	66,643,325	44,712,589
Warrants [note 10]	3,347,630	1,598,250
Contributed surplus [note 2, 6, 11 and 12]	6,349,139	3,699,425
Deficit	(37,950,711)	(24,994,592)

	38,389,383	25,015,672

	39,488,641	26,050,600

See accompanying notes

On behalf of the Board:

Fred Stewart Director	Doug Ball Director

Statements of Loss and Deficit

				Cumulative
				from inception
				on April 2, 1998
				to December 31,
For the periods ended December 31	$2004	2003	2002	2004

Revenue
Rights revenue	—	—	—	310,000
Interest income	699,757	313,305	208,867	2,785,740

	699,757	313,305	208,867	3,095,740

Expenses
Research and development [note 9]	7,107,998	2,818,962	4,251,025	23,526,528
Operating	2,803,669	2,449,478	2,102,870	10,005,794
Stock based compensation [note 11]	2,668,570	996,707	32,718	3,697,995
Foreign exchange loss (gain)	358,068	2,881	(598)	359,970
Amortization	751,756	663,524	574,237	2,661,846

	13,690,061	6,931,552	6,960,252	40,252,133

Loss before the following:	12,990,304	6,618,247	6,751,385	37,156,393
Gain on sale of BCY LifeSciences Inc. [note 7]	(34,185)	(264,453)	—	(298,638)
Loss on sale of Transition Therapeutics Inc. [note 7]	—	2,156,685	—	2,156,685

Loss before taxes	12,956,119	8,510,479	6,751,385	39,014,440
Capital tax (recovery)	—	33,552	(12,281)	51,271
Future income tax recovery [note 14]	—	—	(647,618)	(1,115,000)

Net loss for the period	12,956,119	8,544,031	6,091,486	37,950,711
Deficit, beginning of period	24,994,592	16,450,561	10,359,075	—

Deficit, end of period	37,950,711	24,994,592	16,450,561	37,950,711

Basic and diluted loss per share [note 13]	(0.45)	(0.35)	(0.30)

See accompanying notes

Statements of Cash Flows

				Cumulative
				from inception
				on April 2, 1998
				to December 31,
For the periods ended December 31	$2004	2003	2002	2004

OPERATING ACTIVITIES
Net loss for the year	(12,956,119)	(8,544,031)	(6,091,486)	(37,950,711)
Deduct non-cash items
Amortization	751,756	663,524	574,237	2,661,846
Non-cash compensation [note 11]	2,668,570	996,707	32,718	3,697,995
Gain on sale of BCY LifeSciences Inc.	(34,185)	(264,453)	—	(298,638)
Cancellation of contingent payment obligation settled in common shares [note 9]	150,000	—	—	150,000
Loss on sale of Transition Therapeutics Inc.	—	2,156,685	—	2,156,685
Foreign exchange loss	264,080	2,881	(598)	265,982
Future income tax recovery	—	—	(647,618)	(1,115,000)
Net changes in non-cash working capital	(69,065)	(489,051)	(1,122,953)	508,233

Cash used in operating activities	(9,224,963)	(5,477,738)	(7,255,700)	(29,923,608)

INVESTING ACTIVITIES
Intellectual property	(958,809)	(1,045,869)	(860,520)	(3,623,635)
Other capital assets	(15,230)	(50,729)	(191,694)	(526,202)
Purchase of short-term investments	(6,777,179)	(18,111,608)	—	(24,888,787)
Redemption of short-term investments	3,114,000	—	—	3,114,000
Investment in BCY LifeSciences Inc.	133,609	450,151	(127,123)	456,637
Investment in Transition Therapeutics Inc.	—	2,552,695	(20,352)	2,532,343

Cash used in investing activities	(4,503,609)	(16,205,360)	(1,199,689)	(22,935,644)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and warrants	8,121,296	700,882	34,000	11,582,281
Proceeds from private placements	6,223,763	9,844,700	1,769,877	22,741,983
Proceeds from public offerings	9,150,902	5,459,399	—	30,793,504

Cash provided by financing activities	23,495,961	16,004,981	1,803,877	65,267,768

Increase (decrease) in cash and cash equivalents during the period	9,767,389	(5,678,117)	(6,651,512)	12,408,516
Cash and cash equivalents, beginning of the period	2,641,127	8,319,244	14,970,756	—

Cash and cash equivalents, end of the period	12,408,516	2,641,127	8,319,244	12,408,516

Cash interest received	459,757	187,843	218,129

Cash taxes paid (net)	—	1,552	18,114

See accompanying notes

Notes to Financial Statements

December 31, 2004 and 2003

1.   Incorporation and Nature of Operations

Oncolytics Biotech Inc. (the “Company”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.   Basis of Financial Statement Presentation

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. Such amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares, sales of the Company’s shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to its shareholders [note 6]. As a result, SYNSORB no longer has any ownership in the Company.

3.   Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 18. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the Company’s financial statements include the assessment of the net realizable value of long lived assets and the amortization period of intellectual property.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances with the Company’s bank including interest bearing deposits earning an average interest rate of 2.26% (2003 — 2.89%).

Short-term investments

Short-term investments consisting primarily of bankers’ acceptances, coupons and notes, and are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value and with original maturities less than two years at the time of purchase, and are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income.

Capital assets

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight line over the term of the lease

Costs relating to acquiring and establishing intellectual property (mainly patents) are recorded at cost, net of recoveries. Amortization of the intellectual property is on a straight-line basis over seventeen years or estimated useful life (currently estimated to be ten years) and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property when any events that might give rise to impairment are known to the Company by measuring the expected net recovery from products based on the use of the intellectual property.

Investments

Investments are accounted for at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Foreign exchange

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the year.

Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

Loss per common share

Basic loss per share is determined using the weighted average number of common shares outstanding during the period.

The Company uses the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Stock option plan

The Company has one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company’s stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than ten years from the date of grant.

Stock based compensation

Officers, Directors and Employees

Effective January 1, 2003, the Company prospectively adopted the fair value based method of accounting for employee awards granted under its stock option plan (see note 11). The fair value of each stock option grant is calculated using the Black Scholes Option Pricing Model and is recorded over the option’s vesting period on a straight line basis. Previously, the intrinsic value method was used. The following table provides pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted in 2002, been based on the fair value method of accounting for stock based compensation:

	$2004	2003	2002

Reported net loss	12,956,199	8,544,031	6,091,486
Compensation expense	4,425	46,533	689,373

Pro forma net loss	12,960,624	8,590,564	6,780,859

Reported basic and diluted net loss per share	(0.45)	(0.35)	(0.30)

Pro forma basic and diluted net loss per share	(0.45)	(0.35)	(0.33)

As this policy has been applied prospectively, comparative information has not been restated.

Non-employees

Stock based compensation to non-employees is recorded at the fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

4.   Capital Assets

		2004
	$	Cost	Accumulated Amortization	Net Book Value

Intellectual property		7,373,742	2,376,144	4,997,598
Medical equipment		191,502	82,498	109,004
Office equipment		29,576	16,163	13,413
Office furniture		88,788	43,046	45,742
Computer equipment		126,322	66,205	60,117
Leasehold improvements		96,636	63,224	33,412

		7,906,566	2,647,280	5,259,286

		2003
	$	Cost	Accumulated Amortization	Net Book Value

Intellectual property		6,364,495	1,689,617	4,674,878
Medical equipment		191,502	58,140	133,362
Office equipment		29,576	13,165	16,411
Office furniture		88,788	35,050	53,738
Computer equipment		92,730	58,480	34,250
Leasehold improvements		96,636	43,896	52,740

		6,863,727	1,898,348	4,965,379

5.   Alberta Heritage Foundation Loan

The Company has received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

6.   Related Party Transactions

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY Life Sciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus.

7.   Investments

On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After this transaction and the transaction described in note 6, the Company held a total of 2,394,445 BCY shares. During the first six months of 2004, the Company sold 697,945 (2003 — 1,496,500) of its BCY shares for net cash proceeds of $133,609 (2003 — $450,151) recording a gain on sale of investment of $47,002 (2003 — $264,453). In the third quarter of 2004, the Company recorded a write down of its remaining investment in BCY of $12,817 to reflect the investment’s market value (as estimated based on its publicly traded share price) at that time. As at December 31, 2004, the Company’s remaining ownership in BCY was 200,000 common shares with a book value (net of write down) of $12,000. The warrants expired out of the money.

On June 14, 2002, the Company acquired 6,890,000 common shares of Transition Therapeutics Inc. (“TTH”), a public company, through the issuance of 1,913,889 common shares of the Company from treasury. The investment was recorded at $4,709,380 (including acquisition costs of $20,352) based on the trading price of the Company’s shares at the time of acquisition. On June 6, 2003, the Company sold all of its 6,890,000 common shares of TTH for net cash proceeds of $2,552,695 recording a loss on sale of investment of $2,156,685.

8.   Commitments

The Company is committed to payments totaling $943,815 during 2005 for activities related to its clinical trial program and collaborations.

The Company is committed to monthly rental payments (including the Company’s portion of operating costs) of $11,087 under the terms of a lease for office premises, which expires on May 31, 2006.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

9.   Contingency

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2003, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 — 14.25% and 2002 — 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 — 2.85% and 2002 — 4%) of Net Sales received by the Company for such products.

10.   Share Capital

Authorized: Unlimited number of common shares

Issued:

	Shares		Warrants
	Number	Amount $	Number	Amount $

Balance, December 31, 1998	2,145,300	4	—	—
Issued on exercise of stock options	76,922	77	—	—

	2,222,222	81	—	—

July 29, 1999 share split (a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	—	—

Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100	—	—

Balance, December 31, 2000	17,488,805	21,602,937	—	—
Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—

Balance, December 31, 2001	19,191,395	23,812,953	—	—
Issued on exercise of stock options	40,000	34,000	—	—
Issued on acquisition of the interest in Transition Therapeutics Inc. [note 7]	1,913,889	4,689,028	—	—
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs	—	(241,123)	—	—

Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—

	Shares		Warrants
	Number	Amount $	Number	Amount $

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement (k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to pursuant to November 23, 2004 public offering (l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 9]	21,459	150,000	—	—
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants	—	2,827	(6,700)	(2,827)
Exercise of options	197,500	778,951	—	—
Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630

(a)	Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)	Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)	Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to the private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)	Pursuant to a special warrant offering, the Company sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)	Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, the Company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(g)	Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, the Company issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(h)	Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, the Company issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(i)	Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(j)	Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, the Company issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(k)	Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, the Company issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(l)	Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $ 1,063,890. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

The following table summarizes the Company’s outstanding warrants as at December 31, 2004:

						Weighted Average
	Outstanding,					Remaining
Exercise	Beginning	Granted	Exercised	Expired	Outstanding	Contractual
Price ($)	of the year	During the Year	During the Year	During the Year	End of Year	Life (Years)

3.00	480,755	—	480,755	—	—	—
4.00	1,243,867	—	1,237,167	6,700	—	—
4.00	813,533	—	44,561	—	768,972	0.17
5.00	120,000	—	74,442	—	45,558	0.29
6.25	600,000	—	70,250	—	529,750	0.29
7.00	—	107,710	—	—	107,710	0.75
7.06	—	112,800	—	—	112,800	1.40
7.75	—	538,550	—	—	538,550	0.75
8.00	—	752,000	—	—	752,000	2.90

	3,258,155	1,511,060	1,907,175	6,700	2,855,340	1.09

11.   Stock Based Compensation

Stock Option Plan

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31:

	2004		2003
	Stock	Weighted Average	Stock	Weighted Average
	Options	Share Price $	Options	Share Price $

Outstanding at beginning of year	2,800,800	3.81	2,653,500	4.40
Granted during year	1,202,250	5.63	599,000	3.71
Cancelled during year	—	—	(387,000)	7.97
Exercised during year	(197,500)	3.77	(64,700)	2.31

Outstanding at end of year	3,805,550	4.39	2,800,800	3.81

Options exercisable at end of year	3,717,050	4.41	2,720,383	3.87

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004:

		Weighted Average
		Remaining
Range of	Number	Contractual	Weighted Average	Number	Weighted Average
Exercise Prices $	Outstanding	Life (years)	Exercise Price $	Exercisable	Exercise Price $

0.75 - 1.00	982,550	4.8	0.85	982,550	0.85
1.65 - 2.37	281,000	6.5	1.85	231,000	1.88
2.70 - 3.33	478,750	8.0	3.04	473,750	3.07
4.00 - 5.00	1,211,750	9.5	4.79	1,185,250	4.89
6.77 - 9.76	708,500	7.1	8.67	701,500	8.67
12.15 - 13.50	143,000	5.8	12.63	143,000	12.63

	3,805,550	7.5	4.39	3,717,050	4.41

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 4,012,461 common shares for issuance relating to outstanding stock options.

As the Company is following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and consultants was $2,537,088 (2003 — $812,711) and $131,482 (2003 — $102,466) respectively with an offsetting credit to contributed surplus.

The estimated fair value of stock options issued during the year was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2004	2003

Risk-free interest rate	2.83%	3.09%
Expected hold period to exercise	2 years	2 years
Volatility in the price of the Company’s shares	71%	69%
Dividend yield	zero	zero
Weighted average fair value of options	$2.26	$1.47

In 2002, the Company granted 48,000 share incentive rights to a non-employee which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company for amounts in excess of $2.31 based on the weighted average trading price for the ten trading days prior to the exercise. The Company accounted for this transaction with a non-employee at fair value determined using the Black-Scholes model. The related compensation expense recorded in 2003 was $81,530, with an offsetting credit to contributed surplus. As at December 31, 2004, these share incentive rights are still outstanding.

12.   Contributed Surplus

The following table summarizes the change in contributed surplus for the period ending December 31:

	$2004	2003

Balance, beginning of year	3,699,425	2,702,718
Stock based compensation	2,683,869	996,707
Exercise of stock options	(34,155)	—

Balance end of year	6,349,139	3,699,425

13.   Loss Per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31,2004 of 29,028,391 (2003 — 24,242,845;2002 - 20,311,238). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

14.   Income Taxes

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	$2004	2003	2002

Loss before taxes	(12,956,119)	(8,510,479)	(6,751,385)
Statutory Canadian corporate tax rate	33.87%	36.75%	39.24%
Anticipated tax recovery	(4,388,238)	(3,127,601)	(2,649,243)
Non-taxable portion of net capital loss (gain)	(16,717)	347,698	—
Employee stock based compensation	903,845	366,290	—
Cancellation of contingent payment obligation settled in common shares	50,805	—	—
Change in tax rate	198,610	272,506	228,892
Non-deductible expenses	8,976	9,739	10,398
Change in valuation allowance (a)	3,242,719	2,131,368	1,762,335

Future income tax recovery	—	—	(647,618)

(a)	As of December 31, 2004, the Company has non-capital losses for income tax purposes of approximately $23,814,000,which are available for application against future taxable income and expire in 2006 ($663,000) 2007 ($1,033,000),2008 ($2,898,000),2009 ($4,483,000), 2010 ($4,483,000) and 2014 ($10,254,000). In addition to the loss carry forward amounts above, the Company has scientific research and development claims and related investment tax credits of approximately $7,772,000 as at December 31, 2004 which are available for application against future taxable income. The potential benefits resulting from these tax pools have been recognized in the financial statements only to the extent they are more likely than not of being realized.

The components of the Company’s future income tax asset are as follows:

	$2004	2003

Non-capital loss carryforwards	8,010,356	4,633,861
Scientific research and development	3,099,863	3,167,981
Net capital loss carryforwards	283,627	308,929
Undepreciated capital costs in excess of book value of capital assets	93,596	72,305
Net book value of intellectual property in excess of tax value	(71,327)	(310,315)
Share issue costs	683,239	509,411
Valuation allowance	(12,099,354)	(8,382,172)

Future tax asset	—	—

15.   Indemnification of Officers and Directors

The Company’s corporate by-laws require that, except to the extent expressly prohibited by law, the Company will indemnify its officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. The Company has purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The Company believes that it has adequate insurance coverage; however there is no guarantee that all indemnification payments will be covered under the Company’s existing insurance policies.

There is no pending litigation or proceeding involving any officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

16.   Financial Instruments

Financial instruments of the Company consist of cash and cash equivalents, short term investments, accounts receivable, investments, accounts payable, and the Alberta Heritage Foundation loan. As at December 31, 2004 and 2003, there are no significant differences between the carrying values of these amounts and their estimated market values, with the exception of investments whose market value at December 31, 2003 was $157,140, determined by the closing market value of the investees’ shares.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counter-parties, but does not anticipate such non-performance. The Company mitigates its exposure to credit risk by restricting its portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.

Interest rate risk

The Company has exposure to interest income risk through its short-term investments in fixed-income securities that are sensitive to interest rate fluctuations.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian, U.S. and U.K. currencies. To manage its foreign exchange risk, the Company, from time to time, acquires short-term investments denominated in these securities.

17.   Economic Dependence

The Company contracts the production and currently receives its supplies of REOLYSIN® from one toll manufacturer based in the United Kingdom. There are a limited number of potential producers and suppliers of REOLYSIN®. As a result, any significant disruption of the services provided by this toll manufacturer has the potential to delay the progress of the Company’s clinical trial program. Management is aware of and is taking actions to minimize this exposure.

18.   Reconciliation of Canadian GAAP to U.S. GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

					Cumulative
					from inception
					on April 2, 1998
		Year ended December 31			to December 31,
	Notes	$2004	2003	2002	2004

Net loss — Canadian GAAP		12,956,119	8,544,031	6,091,486	37,950,119
Amortization of intellectual property	(1)	(361,500)	(361,500)	(361,500)	(1,626,750)
In process research and development	(1)	—	—	—	2,500,000
Future income tax recovery	(1)	—	—	647,618	1,115,000

Net loss — U.S. GAAP		12,594,619	8,182,531	6,377,604	39,938,369
Unrealized loss (gain) on available-for-sale securities	(2)	—	(45,715)	2,469,414	2,423,699
Reclassification of unrealized gain (loss) on available-for-sale securities	(2)	45,715	(2,469,414)	—	(2,423,699)

Comprehensive loss — U.S. GAAP		12,640,334	5,667,402	8,847,018	39,938,369

Basic and diluted loss per common share — U.S. GAAP		(0.43)	(0.34)	(0.31)	—

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with U.S. GAAP are as follows:

		December 31, 2004		December 31, 2003
	Notes	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Capital assets	(1)	5,259,286	3,271,036	4,965,379	2,615,629
Investments	(2)	12,000	12,000	111,425	157,140
Future income taxes	(1)	—	—	—	—
Deficit	(1)	37,950,711	39,938,961	24,994,592	27,344,342
Other comprehensive loss (income)	(2)	—	—	—	(45,715)

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under U.S. GAAP, these items are expensed on acquisition.

As a result of charging $2,500,000 to expense in 1999 for U.S. GAAP purposes, the amortization of the intellectual property and the future income tax recovery and future income tax liability related to intellectual property recorded for Canadian GAAP purposes has been reversed.

2.	Unrealized Gains and Losses on Investments

Under U.S. GAAP, equity securities, having a readily determinable fair value and not classified as trading securities, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income or loss and reported as a separate component of shareholders’ equity net of related deferred income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Under Canadian GAAP, these securities are carried at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Stock Based Employee Compensation

On January 1, 2003, the Company prospectively adopted the fair value based method for its employee options (see note 3). Consequently there were no differences between Canadian GAAP and U.S. GAAP with respect to options granted in 2004 and 2003.

In 2002, the Company applied the intrinsic value method for employee stock options and the fair value method for non-employee options granted after January 1, 2002. Prior to January 1, 2002, for U.S. GAAP, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. As well, the Company provided pro forma disclosure as required by FAS 123 for those options granted prior to January 1, 2002.

The following additional pro-forma disclosure would be provided under U.S. GAAP with respect to the fair value of employee options granted prior to January 1, 2002. The fair value for these options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions:

2001

Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factor of expected market price	87%
Weighted average expected life of the option	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception.

		$2004	2003	2002

Net Loss	Pro forma — Canadian GAAP	12,960,624	8,590,564	6,780,859
	As reported — U.S. GAAP	12,594,619	8,182,531	6,377,604
	Pro forma — U.S. GAAP	12,599,044	8,236,440	7,186,991

Basic and diluted net loss	Pro forma — Canadian GAAP	(0.45)	(0.35)	(0.33)
per common share	As reported — U.S. GAAP	(0.43)	(0.34)	(0.31)
($/share)	Pro forma — U.S. GAAP ($/share)	(0.43)	(0.34)	(0.35)

Newly Issued U.S. Accounting Standards

Share Based Payments

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005.

The Company adopted the fair value based method of accounting for share-based payments effective January 1, 2003 using the “prospective method” described in FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Currently, the Company uses the Black Scholes model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R). The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position.

19.   Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

20.   Subsequent Event

During the January 1, to February 21, 2005 period, the Company received proceeds of $3,075,888 from the exercise of 768,972 warrants previously issued on August 21, 2003. As of February 21, 2005, all of the 813,533 warrants issued as part of the August 21, 2003 private placement have been exercised.

Corporate Information

Management Team Bradley Thompson, Ph.D., Chairman, President and Chief Executive Officer • Doug Ball, C.A., Chief Financial Officer • George M. Gill, M.D., Senior Vice President, Clinical and Regulatory Affairs • Matt Coffey, Ph.D., Chief Scientific Officer

Directors

William A. Cochrane, O.C., M.D.
President of W.A. Cochrane & Associates
Inc., Chairman of UTI at the University of
Calgary and Resverlogix Corp.

Jim Dinning
Chairman of Western Financial Group

J. Mark Lievonen
President of Sanofi Pasteur Limited

Antoine Noujaim, Ph.D.
C.E.O. & Chairman of ViRexx Medical Corp.
Former Chairman of the Board of AltaRex
Inc. (TSX: AXO)
Robert B. Schultz, F.C.A.
Chairman of Rockwater Capital Corporation.
Former Chairman and C.E.O. of Merrill Lynch
Canada from August 1998 to May 1, 2000.

Fred A. Stewart, LL.B., Q.C.
President of Fred Stewart & Associates Inc.
(government and corporate relations consulting
company) since March 1996.

Bradley Thompson, Ph.D.
Chairman, President & C.E.O., Oncolytics
Biotech Inc.

Doug Ball, C.A.
C.F.O., Oncolytics Biotech Inc.

Auditor Ernst & Young LLP, 1000 Ernst & Young Tower, 440 – 2 Avenue SW, Calgary, AB T2P 5E9

Transfer Agent Computershare Trust Company of Canada, Calgary, AB
For change of address, lost stock certificates and other related inquiries contact:1-800-564-6253 or service@computershare.com

Legal Counsel Bennett Jones Barristers & Solicitors, 4500 Bankers Hall East, 855 – 2 Street SW, Calgary, AB T2P 4K7

Shareholder Information For annual and quarterly reports, news releases and other investor information, please contact: Oncolytics Biotech Inc, Doug Ball, Chief Financial Officer, Suite 210, 1167 Kensington Cres NW, Calgary, AB Canada T2N 1X7 PH: 403.670.7377 FX: 403.283.0858 Email: info@oncolyticsbiotech.com Website: www.oncolyticsbiotech.com

Suite 210 – 1167 Kensington Cres NW, Calgary, Alberta Canada T2N 1X7
Phone: 403.670.7377 Fax: 403.283.0858 www.oncolyticsbiotech.com
Stock Listings: Toronto Stock Exchange: ONC NASDAQ: ONCY